SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._____)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T 10 0

(CUSIP Number)

Mark L. Kleifges
Government Properties Income Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458
(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Government Properties Income Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,500,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 21,500,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Reit Management & Research LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 549,762

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 549,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,762

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Reit Management & Research Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 549,762

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 549,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,762

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Barry M. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,812.097

	8	SHARED VOTING POWER 549,762

	9	SOLE DISPOSITIVE POWER 6,812.097

	10	SHARED DISPOSITIVE POWER 549,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,574.097

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Adam D. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500

	8	SHARED VOTING POWER 549,762

	9	SOLE DISPOSITIVE POWER 6,500

	10	SHARED DISPOSITIVE POWER 549,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,262

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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ITEM 1.                                     SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”), with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.                                     IDENTITY AND BACKGROUND.

The persons filing this statement are Government Properties Income Trust, a Maryland real estate investment trust (“GOV”); Reit Management & Research LLC, a Delaware limited liability company (“RMR”); Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”); Barry M. Portnoy; and Adam D. Portnoy (each individually, a “Reporting Person,” and together, the “Reporting Persons”).

GOV’s principal business is to operate as a real estate investment trust.  The principal business office of GOV is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The Managing Trustees of GOV are Adam D. Portnoy and Barry M. Portnoy, and the Independent Trustees of GOV are Barbara D. Gilmore, John L. Harrington and Jeffrey P. Somers.  The executive officers of GOV are David M. Blackman, President and Chief Operating Officer, and Mark L. Kleifges, Treasurer, Chief Financial Officer and Assistant Secretary.

RMR’s principal business is providing management services, including to GOV.  The principal business office of RMR is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin and David J. Hegarty.  The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President; William J. Sheehan, Executive Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Senior Vice President; Paul V. Hoagland, Senior Vice President; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior Vice President; and Mark R. Young, Senior Vice President.  The sole member of RMR is RMR Trust.

RMR Trust’s principal business is to act as the sole member of RMR.  The principal business office of RMR Trust is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Adam D. Portnoy and Barry M. Portnoy. The executive officers of RMR Trust are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, and Matthew P. Jordan, Vice President, Treasurer and Chief Financial Officer. Adam D. Portnoy and Barry M. Portnoy own all of the outstanding capital of RMR Trust.

SCHEDULE 13D

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Each of Barry M. Portnoy and Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458 and is principally employed by RMR in the capacities specified above.

To the Reporting Persons’ knowledge, (i) each of the other individuals listed above, other than Ms. Gilmore and Messrs. Harrington, Hoagland, Mackey, Martin, O’Brien, Rebholz, Sheehan, Somers and Young, is principally employed by RMR in the capacities specified above, with a business address at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458, (ii) Ms. Gilmore is principally employed as a professional law clerk at the United States Bankruptcy Court, Central Division of the District of Massachusetts, with a business address at 595 Main Street, Room 211, Worcester, Massachusetts 01608, (iii) Mr. Harrington is principally employed as Chairman of the Board of the Yawkey Foundation (a charitable foundation), with a business address at 990 Washington Street, Suite 315, Dedham, Massachusetts 02026, (iv) Messrs. Hoagland and Mackey are principally employed as the Treasurer and Chief Financial Officer and President and Chief Executive Officer, respectively, of Five Star Quality Care, Inc., an operator and manager of senior living communities, with a business address at 400 Centre Street, Newton, Massachusetts 02458, (v) Mr. Martin is principally employed as a private investor, with a business address at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458, (vi) Messrs. O’Brien, Rebholz and Young are principally employed as the President and Chief Executive Officer, Executive Vice President, Chief Financial Officer and Treasurer and Executive Vice President and General Counsel, respectively, of TravelCenters of America LLC, an operator of travel centers, with a business address at 24601 Center Ridge Road, Westlake, Ohio 44145, (vii) Mr. Sheehan is principally employed as President and Chief Executive Officer of Sonesta International Hotels Corporation, an owner and operator of hotels, resorts and cruise ships, with a business address at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458 and (viii) Mr. Somers is principally employed as Of Counsel to Morse, Barnes-Brown & Pendleton, PC, with a business address at 230 Third Avenue, Waltham, Massachusetts 02451.  Other executive officers of RMR identified above also serve as executive officers of other companies to which RMR provides management services.

No Reporting Person or other individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 9 of 17 Pages

or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Barry M. Portnoy and Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above is a citizen of the United States.

ITEM 3.                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 8, 2014, GOV and RMR entered into a stock purchase agreement with CommonWealth REIT (“CWH”) pursuant to which, on July 9, 2014, GOV acquired from CWH 21,500,000 Shares and RMR acquired from CWH 500,000 Shares.  GOV’s cash purchase price was equal to approximately $677.5 million, or $31.51 per share, plus approximately $11.3 million, or $0.53 per share, of accrued dividends as defined in the stock purchase agreement, for a total of approximately $688.8 million. RMR’s cash purchase price was equal to approximately $15.8 million, or $31.51 per share, plus approximately $265,000, or $0.53 per share, of accrued dividends as defined in the stock purchase agreement, for a total of approximately $16.0 million.  GOV funded its acquisition of the Shares through borrowings under its $550 million unsecured revolving credit facility and under a $500 million unsecured term loan, which are further described below.  RMR funded its acquisition of the Shares with cash on hand.

On July 9, 2014, GOV entered into a $500 million term loan agreement with Wells Fargo Bank, National Association, as lender and administrative agent, and Citibank, N.A., as lender, pursuant to which it obtained the new term loan, which matures on July 8, 2015 and is prepayable in part or whole at any time without penalty. GOV used the net proceeds of such term loan as a portion of the purchase price of the Shares it purchased from CWH.  GOV’s borrowings under its revolving credit facility were pursuant to the Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto, as amended.

Under the stock purchase agreement, in the event that GOV or RMR consummates any sale of the Shares before July 9, 2015 and the price per share paid by the purchaser is greater than $31.51, GOV or RMR, as the case may be, is required to pay to CWH an amount equal to 50% of the product of (i) the number of the Shares sold in the transaction times (ii) the excess of (x) the price per share paid by the purchaser and (y) $31.51. The foregoing applies to any Shares GOV or RMR own.

RMR acquired 500,000 Shares under the stock purchase agreement described above and 49,762 Shares pursuant to an amended and restated business management agreement between the Issuer and RMR.

Barry M. Portnoy and Adam D. Portnoy each acquired 6,500 Shares pursuant to grants by the Issuer for services rendered by them as Managing Trustees of the Issuer pursuant to the Issuer’s equity compensation plan.  Barry M. Portnoy also acquired 312.097 Shares pursuant to the Issuer’s dividend reinvestment plan.

Also see Item 6 below.

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 10 of 17 Pages

ITEM 4.         PURPOSE OF TRANSACTION.

GOV and RMR acquired the Shares for investment purposes.

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. RMR is entitled to receive Shares of the Issuer under its amended and restated business management agreement with the Issuer. Also see Item 6 below.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Board of Trustees and officers, other shareholders and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer. The Reporting Persons and their affiliates may make purchases of Shares of the Issuer from time to time, in the open market or in private transactions, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares, actions taken by the Issuer’s Board of Trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a)          Amount beneficially owned and percentage of class:

GOV beneficially owns 21,500,000 Shares, which represents approximately 35.9% of the issued and outstanding Shares.

RMR beneficially owns 549,762 Shares, which represents less than 1% of the issued and outstanding Shares.  RMR Trust does not hold any Shares, but, as the sole member of RMR, may under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 549,762 Shares beneficially owned by RMR.

RMR, as manager of GOV, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but RMR and RMR Trust expressly disclaim any beneficial ownership of GOV’s 21,500,000 Shares.

SCHEDULE 13D

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Mr. Barry M. Portnoy directly owns 6,812.097 Shares and Mr. Adam D. Portnoy directly owns 6,500 Shares, and, in their respective positions with RMR and RMR Trust described in Item 2 above, may also be deemed to beneficially own (and have shared voting and dispositive power over) the 549,762 Shares beneficially owned by RMR and RMR Trust, each of which represents less than 1% of the issued and outstanding Shares.  In addition, in their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but each expressly disclaims any beneficial ownership of GOV’s 21,500,000 Shares.

RMR, RMR Trust, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned by GOV that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by GOV were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such other Reporting Person would be approximately 36.8%.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 42,344.216 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)                  Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

	GOV:	21,500,000

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	6,812.097

	Adam D. Portnoy:	6,500

(ii)	Shared power to vote or direct the vote:

	GOV:	0

	RMR:	549,762

	RMR Trust:	549,762

	Barry M. Portnoy:	549,762

SCHEDULE 13D

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	Adam D. Portnoy:	549,762

(iii)	Sole power to dispose or to direct the disposition of:

	GOV:	21,500,000

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	6,812.097

	Adam D. Portnoy:	6,500

(iv)	Shared power to dispose or to direct the disposition of:

	GOV:	0

	RMR:	549,762

	RMR Trust:	549,762

	Barry M. Portnoy:	549,762

	Adam D. Portnoy:	549,762

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by GOV, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 59,891,803 Shares of the Issuer outstanding as of July 9, 2014, such number of shares having been provided by the Issuer to the Reporting Persons upon their request.

(c)                   Transactions effected in the past sixty days:

As described in Item 3 above, on July 8, 2014, GOV and RMR entered into a stock purchase agreement with CWH pursuant to which, on July 9, 2014, GOV acquired from CWH 21,500,000 Shares and RMR acquired from CWH 500,000 Shares.

On June 6, 2014 and July 7, 2014, RMR acquired 3,006 and 2,980 Shares, respectively, for services rendered by it to the Issuer pursuant to the amended and restated business management agreement between RMR and the Issuer.

SCHEDULE 13D

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(d)                 No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)                   Not applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer and GOV are managed by RMR. One of GOV’s Managing Trustees, Mr. Barry Portnoy, is chairman, majority owner and an employee of RMR. GOV’s other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy, and an owner, president, chief executive officer and a director of RMR. Each of GOV’s executive officers is also an officer of RMR. GOV’s Independent Trustees also serve as independent directors or independent trustees of other public companies to which RMR provides management services, including one trustee who is also an independent trustee of the Issuer. Mr. Barry Portnoy serves as a managing director or managing trustee of a majority of the companies RMR provides management services to, including the Issuer, and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies, including the Issuer. In addition, officers of RMR serve as officers of those companies.

RMR provides management services to the Issuer under an amended and restated business management agreement, pursuant to which, for its services, RMR is paid a base business management fee and may earn an incentive management fee.  Ten percent (10%) of the base management fee is payable in Shares which are fully-vested when issued.  If earned, the incentive management fee is payable entirely in Shares, with one-third of such Shares vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of Shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.  RMR and certain eligible transferees of Shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

The foregoing descriptions of provisions of the amended and restated business management agreement and the amendments thereto are not complete and are subject to and qualified in their entireties by reference to the amended and restated business management agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 23, 2013, and the first amendment to such amended and restated business management agreement, a copy of which amendment is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 9, 2014, each of which is incorporated herein by reference.

SCHEDULE 13D

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Under the Issuer’s equity compensation plan, the Issuer grants restricted shares to the Issuer’s Trustees, which includes Mr. Barry Portnoy and Mr. Adam Portnoy, and to certain employees of RMR, some of whom are the Issuer’s executive officers.

Also, see Item 3, Item 4 and Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated as of July 18, 2014, by and among GOV, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)

Exhibit 99.2	Stock Purchase Agreement, dated as of July 8, 2014, among GOV, CWH and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.3

Term Loan Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Lender and Administrative Agent, and Citibank, N.A., as Lender. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.4

Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 29, 2010, File No. 001-34364.)

Exhibit 99.5

First Amendment to Credit Agreement, dated as of October 18, 2011, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 19, 2011, File No. 001-34364.)

Exhibit 99.6

Second Amendment to Credit Agreement, dated as of August 27, 2013, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated August 27, 2013, File No. 001-34364.)

Exhibit 99.7

Third Amendment to Credit Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.8	Allocation Agreement, dated as of July 8, 2014, between GOV and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

SCHEDULE 13D

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Exhibit 99.9

Amended and Restated Business Management Agreement, dated as of December 23, 2013, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated December 23, 2013, File No. 001-35442.)

Exhibit 99.10

First Amendment to Amended and Restated Business Management Agreement, dated as of May 9, 2014, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 9, 2014, File No. 001-35442.)

Exhibit 99.11	Select Income REIT 2012 Equity Compensation Plan. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2014
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 17 of 17 Pages

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).